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18001738

SEC
Mail Processing
Section
MAR 0 1 2018
Washington DC
415

SEC

OMB APPROVAL	
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SEC FILE NUMBER
8 - 50032

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Affiliated Bankers Capital, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 South Mopac Expressway, Building V, Suite 140
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Carpenter — (512) 479-8200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

12301 Research Blvd., Bldg. V, Suite 160	Austin	Texas	78759
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GK

DB

OATH OR AFFIRMATION

I, Curtis Carpenter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affiliated Bankers Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CRYSTAL RAINWATER-SHEDD
Notary ID # 126579102
My Commission Expires
July 29, 2020

Crystal Rainwater-Shedd
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Affiliated Bankers Capital, LLC

Financial Statements and Supplemental Schedule
(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2017

PMB Helin Donovan

AFFILIATED BANKERS CAPITAL, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2017

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

Report of Independent Registered Public Accounting Firm

To the Members of
Affiliated Bankers Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial conditions of Affiliated Bankers Capital, LLC (the "Company") as of December 31, 2017 members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affiliated Bankers Capital, LLC as of December 31, 2017, members' equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Fund in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company's Auditors since 2009.

PMB Helin Donovan

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission (collectively the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether they, including their form and content, are presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2018

AFFILIATED BANKERS CAPITAL, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	268,923
Total assets	$	268,923
Liabilities and Members' Equity		
Liabilities		
Accrued liabilities	$	225
Total liabilities		225
Members' equity		268,698
Total liabilities and members' equity	$	268,923

See notes to the financial statements and report of independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenues:		
Professional services, related party	$	963,603
Total revenues		963,603
Operating expenses:		
Regulatory fees		6,700
Professional fees		14,908
Software License Fee		2,520
Insurance		2,406
Shared expenses, related party (Note 5)		907,356
Total operating expenses		933,890
Net income before income taxes		29,713
Income tax expense		-
Net income	$	29,713

See notes to the financial statements and report of independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

Balance at December 31, 2016	$	238,985
Net income		29,713
Balance at December 31, 2017	$	268,698

See notes to the financial statements and report of independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	29,713
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities:		
Prepaids		3,075
Accrued expenses and other liabilities		225
Net cash provided by operating activities		33,013
Net increase in cash		33,013
Cash and cash equivalents at beginning of year		235,910
Cash and cash equivalents at end of year	$	268,924
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business

Affiliated Bankers Capital, LLC (the "Company"), a Texas limited liability company, was organized in September 1999. The Company processes brokerage transactions in the banking industry solely for ASCIB, L.P., a related party through common ownership. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has one office located in Texas. The Company operates under the provisions of paragraph (k)(3) of Rule 15c3-3 of the SEC involving the sale of corporate securities and business brokerage activities.

The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(i) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and receivables from customers.

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the members of the Company.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For Texas Franchise Tax, the Company is considered an affiliate of Sheshunoff Management Services and is included in the Combined report filed yearly by Sheshunoff Management Services. For the year ended December 31, 2017, the Company's allocated Texas Franchise Tax expense is not significant.

The Company is generally no longer subject to tax examinations relating to federal and state tax returns for the previous three years.

Revenue Recognition
The Company processes brokerage transactions in the banking industry solely for ASCIB, L.P. The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been performed on a completed transaction, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured. Allowances for sales returns and other credits are recorded at the time of sale. The investment banking fees are earned from providing merger-and acquisition and advisory services, and from securities offerings. Investment banking transactions may be completed on a best efforts or firm commitment basis.

Management Review
The Company has evaluated subsequent events through February 28, 2018, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* (ASU 2014-09). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition” and some cost guidance included in ASC Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts”. The core principle of ASU 2014-09 is that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. ASU 2014-09 requires the disclosure of sufficient information to enable users of our financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Company will also be required to disclose information regarding significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 provides two methods of retrospective application. The first method would require the Company to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Company to retrospectively apply with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. ASU 2014-09 will be effective for the Company beginning in fiscal 2018; however, a delay in the effective date is currently being considered by the FASB, which the Company expects will result in at least a one-year deferral. The FASB may also permit companies to adopt ASU 2014-09 early, but not before the original public company effective date (that is, annual periods beginning after December 15, 2016). The Company is currently evaluating the impact that the adoption of ASU 2014-09 may have on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provision on the Company’s financial position and results of operations.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement

The equity interests of the Company are owned by an individual and two trusts. The Company has Series A and Series B share interests. The Company has authorized 1,000,000 share interests. As of December 31, 2017, the Company has issued and outstanding 100 shares of Series A Share Interests ("Series A") and 999,900 shares of Series B Share Interests ("Series B").

Each Series A member shall be entitled to one vote with respect to the conduct of the business of the Company on all matters. Series B members do not have voting rights with respect to the business of the Company or otherwise.

The Company's profits and losses shall be allocated to each member in proportion to their share interests owned, without regard to class.

The Company's duration is perpetual and can be dissolved as a result of the following events: bankruptcy; decision of the members holding a majority of the share interests to dissolve the Company; sale or disposition of all or substantially all of the Company's property; or dissolution of the Company pursuant to operation of law or judicial decree.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the membership agreement, the remaining funds of the Company, pro rata in proportion of positive balances in the capital accounts in the Company.

Note 4 - Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents and accrued liabilities, approximate their fair values due to their short maturities.

Note 5 - Related Party Transactions

The Company is affiliated with several other companies that are owned and controlled by the same individual that owns and controls the Company. These companies are Sheshunoff Management Services, LP ("SMS"), ASCIB, LP ("ASCIB"), and AS Agency, LLC ("ASA"). The Company and its affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

The Company earned $963,361 of its professional services revenue during 2017 from ASCIB and $242 from ASA. The Company incurred expenses of $907,357 related to its revenue and expense sharing agreement with ASCIB. The expense sharing arrangement with ASCIB call for reimbursement of labor costs related to the banking services rendered by ASCIB on behalf of the Company and include commission reimbursement totaling approximately $359,000 and other labor allocation totaling approximately $548,000. At December 31, 2017, the Company did not have a related payable to SMS, ASCIB or ASA.

The Company is economically dependent on its affiliates.

Note 6 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital and net capital requirements of $268,698 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.0008 to 1.

AFFILIATED BANKERS CAPITAL, LLC
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2017

Total members' equity qualified for net capital	$	268,923
Deductions and/or charges		
Non-allowable assets:		
Other assets		-
Total deductions and/or charges		-
Net capital before haircuts on securities		268,923
Haircuts on securities		-
Net capital	$	268,923
Aggregate indebtedness		
Accrued expenses and other liabilities	$	225
Total aggregate indebtedness	$	225
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	263,923
Excess net capital at 10% of aggregate indebtedness or 120% of minumum net capital required	$	262,923
Ratio of aggregate indebtedness to net capital		0.0008 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as reported by Affiliated Bankers Capital, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Members of
Affiliated Bankers Capital, LLC:

We have reviewed management's statements, included in the accompanying Affiliated Bankers Capital, LLC Exemption Report, in which (1) Affiliated Bankers Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2018

Affiliated Bankers Capital, L.L.C.

901 South Mopac Expressway
Barton Oaks Plaza V, Suite 140
Austin, TX 78746

Assertions Regarding Exemption Provisions

Affiliated Bankers Capital, LLC (the "Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year for the period of January 1, 2017 through December 31, 2017 without exception.

Affiliated Bankers Capital, LLC

Mary Wilkes, Chief Financial Officer

February 28, 2018

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Affiliated Bankers Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2017, which were agreed to by Affiliated Bankers Capital, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2713******************MIXED AADC 220
50032 FINRA DEC
AFFILIATED BANKERS CAPITAL LLC
BARTON OAKS PLAZA V STE 140
901 S MO PAC EXPY
AUSTIN, TX 78746-5776

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Kline 512 703-1592

2. A.	General Assessment (item 2e from page 2)	$1,445
B.	Less payment made with SIPC-6 filed (**exclude interest**) JULY 25, 2017 (Date Paid)	(673)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	773
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 773

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AFFILIATED BANKERS CAPITAL LLC
(Name of Corporation, Partnership or other organization)

Karen Kline
(Authorized Signature)

Dated the 20 day of FEB, 20 18.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $963,602

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $963,602

2e. General Assessment @ .0015 Rate effective 1/1/2017 $1,445

(to page 1, line 2.A.)

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

To the Members Of
Affiliated Bankers Capital, LLC

We have audited the financial statements of Affiliated Bankers Capital, LLC (the "Company") as of and for the year ended December 31, 2017. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As communicated in our engagement letter dated January 8, 2018, our responsibility, as described by professional standards, is to plan and perform our audit to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Accordingly, there is some risk that a material misstatement would remain undetected. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the financial statements. An audit of financial statements includes consideration of internal control over financial reporting sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit of financial statements is not designed to provide assurance on internal control or to identify internal control deficiencies. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Significant Issues with Regard to Appointment or Retention of the Auditor

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement.

No significant issues were encountered in connection with our retention as the auditors of the Company.

No significant discussions were held regarding the application of accounting principles and auditing standards during the retention process.

Significant Risks Identified during Risk Assessment Procedures

The following significant risks were identified during the performance of our risk assessment procedures:

- Management override of internal controls and revenue recognition.

Significant Changes to Our Planned Audit Strategy or to the Significant Risks Originally Identified

There were no changes made to our planned audit strategy and to the significant risks originally identified during the performance of risk assessment procedures.

Significant Accounting Policies and Practices, and Significant Unusual Transactions

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by the Company is included in Note 2 to the financial statements.

There have been no initial selection of accounting policies and no changes in significant accounting policies or their application during 2017. No matters have come to our attention that would require us, under professional standards, to inform you about (1) the methods used to account for significant unusual transactions and (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

No matters have come to our attention that would require us, under professional standards, to inform you about the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Critical Accounting Policies and Practices

The revenue recognition accounting policy and practices and the allocation of expenses to affiliated entities are considered the most critical.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements or their high degree of subjectivity, and because of the possibility that future events affecting them may differ markedly from management's current judgments.

The most sensitive accounting estimate affecting the financial statements is the allocation of expenses to affiliated entities. Disclosures about the related party transactions of the Company can be found in Note 5. We evaluated the key factors and assumptions used to develop the estimate and determined that it is reasonable in relation to the basic financial statements taken as a whole.

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting the Company's financial statements relate to: revenue recognition, commitments and contingencies, net capital requirements, and fair value estimates.

Auditor's Evaluation of the Quality of the Entity's Financial Reporting

The primary responsibility for establishing an entity's accounting principles rests with management and includes not only the appropriateness of the accounting policies and practices, but also the quality of such policies, including the identification of critical accounting policies and practices, critical accounting estimates, and significant unusual transactions. Quality policies and practices include the consistency of the entity's accounting policies and their application, the clarity and completeness of the entity's financial statements and related disclosures, and items that could have a significant effect on the faithfulness, verifiability, and objectivity of the accounting information included in the financial statements. Pursuant to professional standards, our responsibility is to evaluate, assess, and communicate our conclusions of the quality of management's financial reporting to the audit committee.

Based on our evaluation, we have found the quality of management's disclosures about significant and critical accounting policies acceptable.

The following is the basis for our conclusions regarding the reasonableness of management's critical accounting estimates: evaluation of the consistency of and rationale of assumptions used by management.

Based on our evaluation, we have found that management's financial statement presentation, including the form, arrangement, and content of the financial statements and the related disclosures are in accordance with accounting principles generally accepted in the United States of America.

We did not identify any new accounting pronouncements applicable to the entity.

We did not identify any alternative accounting treatments permissible under accounting principles generally accepted in the United States of America for policies and practices related to material items that are applicable to the entity.

Independence

PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, requires that we disclose to you in writing, at least annually, all relationships between our firm and its affiliates and the Company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any relationships between PMB Helin Donovan, LLP and the Company that may reasonably be thought to bear on our independence.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

Other Information in Documents Containing Audited Financial Statements

Pursuant to professional standards, our responsibility as auditors for other information in documents containing the Company's audited financial statements does not extend beyond the financial information identified in the audit report, and we are not required to perform any procedures to corroborate such other information.

Our responsibility also includes communicating to you any information which we believe is a material misstatement of fact. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

Difficult or Contentious Matters for Which the Auditor Consulted

We encountered no difficult or contentious matters for which we consulted outside of the engagement team.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Going Concern

Pursuant to professional standards, we are required to communicate to you, when applicable, certain matters relating to our evaluation of the entity's ability to continue as a going concern for a reasonable period of time, including the effects on the financial statements and the adequacy of the related disclosures, and the effects on the auditor's report. No such matters or conditions have come to attention during our audit engagement.

PMB Helin Donovan

Uncorrected and Corrected Misstatements

For purposes of this communication, professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that we believe are trivial, and communicate them to the appropriate level of management. Further, professional standards require us to also communicate the effect of uncorrected misstatements related to prior periods on the relevant classes of transactions, account balances or disclosures, and the financial statements as a whole. The attached **Schedule A** summarizes uncorrected financial statement misstatements whose effects in the current and prior periods, as determined by management, are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

In addition, professional standards require us to communicate to you all material, corrected misstatements that were brought to the attention of management as a result of our audit procedures. The were no material misstatements that we identified as a result of our audit procedures that were brought to the attention of, and corrected by, management.

Material Written Communications

We have had no other material written communications with management.

Departure from the Auditor's Standard Report

We do not expect to issue a modified opinion or an opinion that includes explanatory language in the auditor's report.

Disagreements with Management

For purposes of this letter, disagreements with management involve matters, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to the Company's financial statements or the auditor's report. No such disagreements arose during the course of the audit.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management relating to the performance of the audit.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with accounting principles generally accepted in the United States of America, the method of preparing has not changed from the prior year, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements of to the financial statements themselves.

This report is intended solely for the information and use of the Members and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Very Truly Yours,

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2018